                      RALSTON PLACE (FORMERLY THE LANDINGS)
                                2803 SLIGH AVENUE
                                 TAMPA, FLORIDA

                                 MARKET VALUE -
                               FEE SIMPLE ESTATE

                                AS OF MAY 13,2003

                                  PREPARED FOR:

                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                     (AIMCO)
                C/O LINER YANKELEVITZ SUNSHINE & REGENSTREIF LLP

                                        &

                       LIEFF CABRASER HEIMANN & BERNSTEIN
                          ON BEHALF OF NUANES, ET. AL.

                                         [AMERICAN APPRAISAL ASSOCIATES(R) LOGO]

                                         [AMERICAN APPRAISAL ASSOCIATES(R) LOGO]

                                   [AMERICAN APPRAISAL ASSOCIATES(R) LETTERHEAD]

                                                                   JUNE 27, 2003

Apartment Investment and Management
Company ("AIMCO") c/o
Mr. Steven A. Velkei, Esq.
Liner Yankelevitz Sunshine & Regenstreif LLP
1100 Glendon Avenue, 14th Floor
Los Angeles, California 90024-3503

Nuanes, et al.( "Plaintiffs ") c/o
Ms. Joy Kruse
Lieff Cabraser Heimann & Bernstein
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, California 94111

RE: RALSTON PLACE (FORMERLY THE LANDINGS)
    2803 SLIGH AVENUE
    TAMPA, HILLSBOROUGH COUNTY, FLORIDA

In accordance with your authorization, we have completed the appraisal of the above-referenced property. This complete appraisal is intended to report our analysis and conclusions in a summary format.

The subject property consists of an apartment project having 200 units with a total of 121,200 square feet of rentable area. The improvements were built in 1978. The improvements are situated on 13.41 acres. Overall, the improvements are in average condition. As of the date of this appraisal, the subject property is 100% occupied.

It is our understanding the appraisal will be used by the clients to assist the San Mateo Superior Court in the settlement of litigation between the above mentioned clients. The appraisal is intended to conform to the Uniform Standards of Professional Appraisal Practice ("USPAP") as promulgated by the Appraisal Standards Board of the Appraisal Foundation and the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. The appraisal is presented in a summary report, and the Departure Provision of USPAP has not been invoked in this appraisal. It is entirely inappropriate to use this value conclusion or the report for any purpose other than the one stated.

AMERICAN APPRAISAL ASSOCIATES, INC.                 LETTER OF TRANSMITTAL PAGE 2
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

The opinions expressed in this appraisal cover letter can only be completely understood by reading the narrative report, addenda, and other data, which is attached. The appraisal is subject to the attached general assumptions and limiting conditions and general service conditions.

As a result of our investigation, it is our opinion that the fee simple market value of the subject, effective May 13, 2003 is:

                                  ($5,700,000)

                              Respectfully submitted,
                              AMERICAN APPRAISAL ASSOCIATES, INC.

                              -s- Alice MacQueen
June 27, 2003                 Alice MacQueen
#053272                       Vice President, Real Estate Group
                              Florida Certified General Real Estate Appraiser
                               #RZ0002202

Report By:
Alice MacQueen

AMERICAN APPRAISAL ASSOCIATES, INC.                     TABLE OF CONTENTS PAGE 3
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                TABLE OF CONTENTS

Cover
Letter of Transmittal
Table of Contents

                                 APPRAISAL DATA
Executive Summary ........................................................   4
Introduction .............................................................   9
Area Analysis ............................................................  11
Market Analysis ..........................................................  14
Site Analysis ............................................................  16
Improvement Analysis .....................................................  16
Highest and Best Use .....................................................  17

                                    VALUATION

Valuation Procedure ......................................................  18
Sales Comparison Approach ................................................  20
Income Capitalization Approach ...........................................  26
Reconciliation and Conclusion ............................................  37

                                     ADDENDA

Exhibit A - Photographs of Subject Property
Exhibit B - Summary of Rent Comparables and Photograph of Comparables
Exhibit C - Assumptions and Limiting Conditions
Exhibit D - Certificate of Appraiser
Exhibit E - Qualifications
General Service Conditions

AMERICAN APPRAISAL ASSOCIATES, INC.                     EXECUTIVE SUMMARY PAGE 4
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                EXECUTIVE SUMMARY

PART ONE - PROPERTY DESCRIPTION

PROPERTY NAME:                Ralston Place (formerly The Landings)
LOCATION:                     2803 Sligh Avenue
                              Tampa, Florida

INTENDED USE OF ASSIGNMENT:   Court Settlement
PURPOSE OF APPRAISAL:         "As Is" Market Value of the Fee Simple Estate
INTEREST APPRAISED:           fee simple estate

DATE OF VALUE:                May 13, 2003
DATE OF REPORT:               June 27, 2003

PHYSICAL DESCRIPTION - SITE & IMPROVEMENTS:

SITE:
   Size:                      13.41 acres, or 584,140 square feet
   Assessor Parcel No.:       U-27-28- 18-ZZZ-000000-97800
   Floodplain:                Community Panel No. 120112-0213-C (See comments)
                              Flood Zone X, an area inside the floodplain.
   Zoning:                    PD-H (Planned Development)

BUILDING:
   No. of Units:              200 Units
   Total NRA:                 121,200 Square Feet
   Average Unit Size:         606 Square Feet
   Apartment Density:         14.9 units per acre
   Year Built:                1978

UNIT MIX AND MARKET RENT:

                               GROSS RENTAL INCOME PROJECTION
-----------------------------------------------------------------------
                                   Market Rent
                       Square   -----------------  Monthly     Annual
     Unit Type          Feet    Per Unit    Per SF Income      Income
-----------------------------------------------------------------------
1Br/1Ba                 600       $505      $0.84  $ 56,560  $  678,720
-----------------------------------------------------------------------
1Br/1Ba - Efficiency    450       $500      $1.11  $ 24,000  $  288,000
-----------------------------------------------------------------------
2Br/2Ba                 810       $670      $0.83  $ 26,800  $  321,600
                                            ---------------------------
                                            Total  $107,360  $1,288,320
                                            ===========================

OCCUPANCY:                100%
ECONOMIC LIFE:            45 Years
EFFECTIVE AGE:            25 Years
REMAINING ECONOMIC Life:  20 Years
SUBJECT PHOTOGRAPHS AND LOCATION MAP:

AMERICAN APPRAISAL ASSOCIATES, INC.                     EXECUTIVE SUMMARY PAGE 5
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                               SUBJECT PHOTOGRAPHS

[ENTRANCE PICTURE]             [TYPICAL APARTMENT BUILDING - FRONT VIEW PICTURE]

                                   [AREA MAP]

                                     [MAP]

AMERICAN APPRAISAL ASSOCIATES, INC.                     EXECUTIVE SUMMARY PAGE 6
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                               [NEIGHBORHOOD MAP]

                                     [MAP]

HIGHEST AND BEST USE:
     As Vacant:          Hold for future multi-family development
     As Improved:        Continuation as its current use

METHOD OF VALUATION:     In this instance, the Sales Comparison and Income
                         Approaches to value were utilized.

AMERICAN APPRAISAL ASSOCIATES, INC.                     EXECUTIVE SUMMARY PAGE 7
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

PART TWO - ECONOMIC INDICATORS

INCOME CAPITALIZATION APPROACH

DIRECT CAPITALIZATION                            Amount            $/Unit
-----------------------------------------  ------------------  ----------------------------
Potential Rental Income                    $1,288,320          $ 6,442
Effective Gross Income                     $1,254,488          $ 6,272
Operating Expenses                         $637,724            $ 3,189         50.8% of EGI
Net Operating Income:                      $566,764            $ 2,834

Capitalization Rate                         9.75%
DIRECT CAPITALIZATION VALUE                $5,800,000   *      $29,000 / UNIT

DISCOUNTED CASH FLOW ANALYSIS:
Holding Period                              10 years
2002 Economic Vacancy                       9%
Stabilized Vacancy & Collection Loss:       10%
Lease-up / Stabilization Period             N/A
Terminal Capitalization Rate                10.50%
Discount Rate                               12.00%
Selling Costs                               2.00%
Growth Rates:
     Income                                 2.50%
     Expenses:                              3.00%
DISCOUNTED CASH FLOW VALUE                 $5,700,000   *      $28,500 / UNIT

RECONCILED INCOME CAPITALIZATION VALUE     $5,700,000          $28,500 / UNIT

SALES COMPARISON APPROACH
PRICE PER UNIT:
     Range of Sales $/Unit (Unadjusted)    $25,000 to $34,583
     Range of Sales $/Unit (Adjusted)      $27,239 to $28,982
VALUE INDICATION - PRICE PER UNIT          $5,700,000   *      $28,500 / UNIT

EGIM ANALYSIS
     Range of EGIMs from Improved Sales     4.02 to 5.69
     Selected EGIM for Subject              4.70
     Subject's Projected EGI               $1,254,488
EGIM ANALYSIS CONCLUSION                   $5,900,000   *      $29,500 / UNIT

NOI PER UNIT ANALYSIS CONCLUSION           $5,900,000   *      $29,500 / UNIT

RECONCILED SALES COMPARISON VALUE          $5,800,000          $29,000 / UNIT

------------------
* Value indications are after adjustments for concessions, deferred maintenance, excess land and lease-up costs, if any.

AMERICAN APPRAISAL ASSOCIATES, INC.                     EXECUTIVE SUMMARY PAGE 8
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

PART THREE - SUMMARY OF VALUE CONCLUSIONS

SALES COMPARISON APPROACH:
    Price Per Unit                         $5,700,000
    NOI Per Unit                           $5,900,000
    EGIM Multiplier                        $5,900,000
INDICATED VALUE BY SALES COMPARISON        $5,800,000  $29,000 / UNIT

INCOME APPROACH:
    Direct Capitalization Method:          $5,800,000
    Discounted Cash Flow Method:           $5,700,000
INDICATED VALUE BY THE INCOME APPROACH     $5,700,000  $28,500 / UNIT

RECONCILED OVERALL VALUE CONCLUSION:       $5,700,000  $28,500 / UNIT

AMERICAN APPRAISAL ASSOCIATES, INC.                          INTRODUCTION PAGE 9
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                  INTRODUCTION

IDENTIFICATION OF THE SUBJECT

The subject property is located at 2803 Sligh Avenue, Tampa, Hillsborough County, Florida. Tampa identifies it as U-27-28-18-ZZZ-000000-97800.

SCOPE OF THE ASSIGNMENT

The property, neighborhood, and comparables were inspected by Alice MacQueen on May 13, 2003. Alice MacQueen performed the research, valuation analysis and wrote the report. Alice MacQueen has extensive experience in appraising similar properties and meets the USPAP competency provision.

The scope of this investigation comprises the inspection of the property and the collection, verification, and analysis of general and specific data pertinent to the subject property. We have researched current improved sales and leases of similar properties, analyzing them as to their comparability, and adjusting them accordingly. We completed the Sales Comparison and Income Capitalization Approaches to value. From these approaches to value, a concluded overall value was made.

DATE OF VALUE AND REPORT

This appraisal was made to express the opinion of value as of May 13, 2003. The date of the report is June 27, 2003.

PURPOSE AND USE OF APPRAISAL

The purpose of the appraisal is to estimate the market value of the fee simple interest in the subject property. It is understood that the appraisal is intended to assist the clients in litigation settlement proceedings. The appraisal was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

PROPERTY RIGHTS APPRAISED

We have appraised the Fee Simple Estate in the subject property (as applied in the Sales & Income Approaches), subject to the existing short-term leases. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, 3rd ed. (Chicago: Appraisal Institute, 1993), as:

AMERICAN APPRAISAL ASSOCIATES, INC.                         INTRODUCTION PAGE 10
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

         "Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat."

MARKETING/EXPOSURE PERIOD

       MARKETING PERIOD:       6 to 12 months
       EXPOSURE PERIOD:        6 to 12 months

HISTORY OF THE PROPERTY

Ownership in the subject property is currently vested in Century Properties Fund
XVI. To the best of our knowledge, no transfers of ownership or offers to purchase the subject are known to have occurred during the past three years. The most recent transfer of the subject property was in 1995. Based on document stamps, the price paid was $2,300,000 or about $11,500 per unit. Evidence of this transaction is recorded in Deed Book 8004, page 1849

AMERICAN APPRAISAL ASSOCIATES, INC.                        AREA ANALYSIS PAGE 11
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                          AREA / NEIGHBORHOOD ANALYSIS

NEIGHBORHOOD ANALYSIS

A neighborhood is a group of complementary land uses. The function of the neighborhood analysis is to describe the immediate surrounding environs. The subject is located in the city of Tampa, Florida. Overall, the neighborhood is characterized as a suburban setting with the predominant land use being residential. The subject's neighborhood is generally defined by the following boundaries.

NEIGHBORHOOD BOUNDARIES

East  - Armenia
West  - Dale Mabry Highway
South - Hillsborough Avenue
North - Waters Avenue and Lake Egypt

MAJOR EMPLOYERS

Major employers in the subject's area include As Florida's wealthiest market, Tampa Bay ranks 1st in effective buying income and 1st in retail sales. Housing is very affordable and household incomes are increasing. The cost of living is about 5% below the national average. Employment throughout the Bay Area is very diverse. The overall economic outlook for the area is considered favorable.

DEMOGRAPHICS

We have reviewed demographic data within the neighborhood. The following table summarizes the key data points.

AMERICAN APPRAISAL ASSOCIATES, INC.                        AREA ANALYSIS PAGE 12
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                           NEIGHBORHOOD DEMOGRAPHICS

                                              AREA
                            ----------------------------------------
        CATEGORY            1-MI. RADIUS  3-MI. RADIUS  5-MI. RADIUS     MSA
---------------------------------------------------------------------------------
POPULATION TRENDS
Current Population             15,204       113,578        292,241     2,442,120
5-Year Population              15,489       116,997        299,180     2,591,303
% Change CY-5Y                    1.9%          3.0%           2.4%          6.1%
Annual Change CY-5Y               0.4%          0.6%           0.5%          1.2%

HOUSEHOLDS
Current Households              6,007        47,083        116,920     1,029,700
5-Year Projected Households     6,027        48,299        119,890     1,095,882
% Change CY - 5Y                  0.3%          2.6%           2.5%          6.4%
Annual Change CY-5Y               0.1%          0.5%           0.5%          1.3%

INCOME TRENDS
Median Household Income       $31,845       $30,899       $ 30,636    $   35,241
Per Capita Income             $16,999       $17,858       $ 17,773    $   22,508
Average Household Income      $42,293       $43,183       $ 44,368    $   53,389

Source: Demographics Now

The subject neighborhood's population is expected to show increases below that of the region. The immediate market offers inferior income levels as compared to the broader market.

The following table illustrates the housing statistics in the subject's immediate area, as well as the MSA region.

                                 HOUSING TRENDS

                                             AREA
                            ----------------------------------------
CATEGORY                    1-MI. RADIUS  3-MI. RADIUS  5-MI. RADIUS   MSA
----------------------------------------------------------------------------
HOUSING TRENDS

% of Households Renting        35.77%        39.87%        38.86%     24.86%
5-Year Projected % Renting     34.42%        39.33%        38.16%     24.59%

% of Households Owning         56.96%        50.15%        49.09%     60.90%
5-Year Projected % Owning      58.31%        50.90%        50.09%     61.88%

Source: Demographics Now

AMERICAN APPRAISAL ASSOCIATES, INC.                        AREA ANALYSIS PAGE 13
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

SURROUNDING IMPROVEMENTS

The following uses surround the subject property:
North - Lake Egypt and residential uses
South - North Habana Avenue
East  - West Sligh Avenue and residential uses
West  - Residential uses

CONCLUSIONS

The subject is well located within the city of Tampa. The neighborhood is characterized as being mostly suburban in nature and is currently in the stable stage of development. The economic outlook for the neighborhood is judged to be favorable with a good economic base.

AMERICAN APPRAISAL ASSOCIATES, INC.                      MARKET ANALYSIS PAGE 14
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                 MARKET ANALYSIS

The subject property is located in the city of Tampa in Hillsborough County. The overall pace of development in the subject's market is more or less stable. There has been no new development in the subject's submarket during the past six months. Additionally, the new units that have been added to this area in recent years have been in the western section of the sub- market, to the west of Veteran's Expressway. The following table illustrates historical vacancy rates for the subject's market.

 HISTORICAL VACANCY RATE
-------------------------
Period  Region  Submarket
-------------------------
 3Q00    5.7%     5.4%
 1Q01    6.4%     7.2%
 3Q01    7.7%     5.9%
 1Q02    9.1%     6.2%
 3Q02    9.2%     7.2%

{Source:}Apartment Index Report, December 2002, by Carolinas Real Data

Occupancy trends in the subject's market are decreasing. Historically speaking, the subject's submarket has equated the overall market. Although the vacancy rate increased to 7.4% toward year-end 2002, the subject's submarket continued to have one of the lowest rates reported in the Bay Area. This increase in vacancy is attributed to a drop in absorption (-86 units) leaving the area with a total annual negative 2002 absorption of 176 units.

Market rents in the subject's market have been following an increasing trend. The following table illustrates historical rental rates for the subject's market.

             HISTORICAL AVERAGE RENT
---------------------------------------------
Period  Region  % Change  Submarket  % Change
---------------------------------------------
 3Q00    $675       -       $682         -
 1Q01    $689     2.1%      $692       1.5%
 3Q01    $703     2.0%      $723       4.5%
 1Q02    $725     3.1%      $714      -1.2%
 3Q02    $726     0.1%      $715       0.1%

{Source:}Apartment Index Report, December 2002, by Carolinas Real Data

The following table illustrates a summary of the subject's competitive set.

AMERICAN APPRAISAL ASSOCIATES, INC.                      MARKET ANALYSIS PAGE 15
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                             COMPETITIVE PROPERTIES

  No.                Property Name              Units  Ocpy.  Year Built      Proximity to subject
-------------------------------------------------------------------------------------------------------
  R-l    Cooper's Pond                           463    95%     1978-81   0.8-Mile west of subject
  R-2    Park Place                              120    95%       1984    0.2-Mile southwest of subject
  R-3    Hidden Lake                             267    98%       1986    0.8-mile north of subject
  R-4    Courtney Cove                           324    91%       1983    1.2-mile southeast of subject
  R-5    Countrywood Apartments                  536    97%       1978    3.0-mile north of subject
Subject  Ralston Place (formerly The Landings)   200    100%      1978

Average rent in the subject's submarket stands at $715 with rents increasing only $1.00 for existing units between May and November 2002. This is down considerably from the increases seen during 2000 and 2001. It is believed to be attributed primarily to the increase in new units added to the Tampa Bay area over recent years, coupled with low interest rates and an increased desire in homeownership. These factors have resulted in slower absorption, higher vacancies, and minimal rent increases throughout the Tampa Bay Area. This trend will likely continue until such time as supply and demand equalizes and the market stabilizes.

AMERICAN APPRAISAL ASSOCIATES, INC.                 PROPERTY DESCRIPTION PAGE 16
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                              PROPERTY DESCRIPTION

SITE ANALYSIS

 Site Area                    13.41 acres, or 584,140 square feet
 Shape                        Irregular
 Topography                   Level
 Utilities                    All necessary utilities are available to the site.
 Soil Conditions              Stable
 Easements Affecting Site     None other than typical utility easements
 Overall Site Appeal          Good
 Flood Zone:
    Community Panel           120112-0213-C, dated See comments
    Flood Zone                Zone X
 Zoning                       PD-H, the subject improvements represent a
                              legal conforming use of the site.

REAL ESTATE TAXES

                       ASSESSED VALUE - 2002
                   ----------------------------    TAX RATE /  PROPERTY
 PARCEL NUMBER     LAND     BUILDING      TOTAL    MILL RATE    TAXES
--------------     ----     --------      -----    ---------   --------
U-27-28-18-ZZZ-
 000000-97800    $800,000  $3,388,000  $4,188,000  $0.02298     $96,260

IMPROVEMENT ANALYSIS
 Year Built                   1978
 Number of Units              200
 Net Rentable Area            121,200 Square Feet
 Construction:
   Foundation                 Reinforced concrete slab
   Frame                      Heavy or light wood
   Exterior Walls             Wood or vinyl siding
   Roof                       Composition shingle over a wood truss structure
 Project Amenities            Amenities at the subject include a swimming pool,
                              gym room, laundry room, freshwater lake, and
                              parking area.
 Unit Amenities               Individual unit amenities include a
                              balcony, and washer dryer connection. Appliances available in each unit include a refrigerator, stove, dishwasher, water heater, garbage disposal, and oven.

AMERICAN APPRAISAL ASSOCIATES, INC.                 PROPERTY DESCRIPTION PAGE 17
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

Unit Mix:

                                        Unit Area
      Unit Type        Number of Units   (Sq. Ft.)
      ---------        ---------------  ----------
1Br/1Ba                     112            600
1Br/1Ba - Efficieancy        48            450
2 Br/2Ba                     40            810

Overall Condition             Average
Effective Age                 25 years
Economic Life                 45 years
Remaining Economic Life       20 years
Deferred Maintenance          None

HIGHEST AND BEST USE ANALYSIS

In accordance with the definition of highest and best use, an analysis of the site relating to its legal uses, physical possibilities, and financial feasibility is appropriate. The highest and best use as vacant is to hold for future multi-family development. The subject improvements were constructed in 1978 and consist of a 200-unit multifamily project. The highest and best use as improved is for a continued multifamily use. Overall, the highest and best use of the subject property is the continued use of the existing apartment project.

AMERICAN APPRAISAL ASSOCIATES, INC.                  VALUATION PROCEDURE PAGE 18
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                             THE VALUATION PROCEDURE

There are three traditional approaches, which can be employed in establishing the market value of the subject property. These approaches and their applicability to the valuation of the subject are summarized as follows:

THE COST APPROACH

The application of the Cost Approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than that amount by which he or she can obtain, by purchase of a site and construction of a building, without undue delay, a property of equal desirability and utility. In the case of a new building, no deficiencies in the building should exist.

In the case of income-producing real estate, the cost of construction plays a minor and relatively insignificant role in determining market value. The Cost Approach is typically only a reliable indicator of value for: (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no economic obsolescence. In all instances, the issue of an appropriate entrepreneurial profit - the reward for undertaking the risk of construction, remains a highly subjective factor especially in a market lacking significant speculative development.

THE SALES COMPARISON APPROACH

The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in this approach is the principle of substitution.

The application of this approach consists of comparing the subject property with similar properties of the same general type, which have been sold recently or currently are available for sale in competing areas. This comparative process involves judgment as to the similarity of the subject property and the comparable sale with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, among others. The estimated value through this approach represents the probable price at which a willing seller would sell the subject property to a willing and knowledgeable buyer as of the date of value.

AMERICAN APPRAISAL ASSOCIATES, INC.                  VALUATION PROCEDURE PAGE 19
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

THE INCOME CAPITALIZATION APPROACH

The theory of the Income Capitalization Approach is based on the premise that present value is the value of the cash flow and reversionary value the property will produce over a reasonable holding (ownership) period.

The Discounted Cash Flow Analysis will convert equity cash flows (including cash flows and equity reversion) into a present value utilizing an internal rate of return (or discount rate). The Internal Rate of Return (IRR) will be derived from a comparison of alternate investments, a comparative analysis of IRR's used by recent buyers of similar properties, and a review of published industry surveys.

The Direct Capitalization Analysis converts one year of income into an overall value using overall capitalization rates from similar sales. The overall rates take into consideration buyers assumptions of the market over the long-term.

The results of the Income Capitalization Analysis are usually the primary value indicator for income producing properties. Investors expect a reasonable rate of return on their equity investment based on the ownership risks involved; this approach closely parallels the investment decision process.

RECONCILIATION

In this instance, we have completed the Sales Comparison and Income Capitalization Approaches to value. As an income producing property, the income approach is a primary approach to value. The Sales Comparison Approach is also considered reliable as investors are buying similar buildings in the market.

Our research indicates that market participants are generally not buying, selling, investing, or lending with reliance placed on the methodology of the Cost Approach to establish the value. Therefore, we have decided that the Cost Approach is not a reliable indicator of value for the subject, and this approach has not been utilized.

AMERICAN APPRAISAL ASSOCIATES, INC.            SALES COMPARISON APPROACH PAGE 20
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                            SALES COMPARISON APPROACH

Use of market or comparable sales requires the collection and analysis of comparable sales data. Similar properties recently sold are compared to the subject and adjusted based on any perceived differences. This method is based on the premise that the costs of acquiring a substitute property would tend to establish a value for the subject property. The premise suggests that if a substitute is unavailable in the market, the reliability of the approach may be subordinate to the other approaches.

The reliance on substitute properties produces shortcomings in the validity of this approach. Geographic and demographic characteristics from each submarket restrict which sales may be selected. Recent sales with a similar physical characteristics, income levels, and location are usually limited. The sales we have identified, however, do establish general valuation parameters as well as provide support to our conclusion derived through the income approach method.

The standard unit of comparison among similar properties is the sales price per unit and price per square foot of net rentable area. To accurately adjust prices to satisfy the requirements of the sales comparison approach, numerous calculations and highly subjective judgments would be required including consideration of numerous income and expense details for which information may be unreliable or unknown. The sales price per unit and square foot are considered relevant to the investment decision, but primarily as a parameter against which value estimates derived through the income approach can be judged and compared.

In examining the comparable sales, we have applied a subjective adjustment analysis, which includes specific adjustments derived from our experience and consulting with the market participants.

SALES COMPARISON ANALYSIS

Detailed on the following pages are sales transactions involving properties located in the subject's competitive investment market.

Photographs of the sale transactions are located in the Addenda. Following the summary of sales is an adjustment grid that is used to arrive at a value.

AMERICAN APPRAISAL ASSOCIATES, INC.            SALES COMPARISON APPROACH PAGE 21
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

SUMMARY OF COMPARABLE SALES - IMPROVED

                                                                      COMPARABLE                 COMPARABLE
      DESCRIPTION                          SUBJECT                        I-1                        I-2
      -----------                          -------                    ----------                 ----------
 Property Name                   Ralston Place (formerly The  Country Crossing            Ashley Square
                                  Landings)

LOCATION:
 Address                         2803 Sligh Avenue            7903 Holly Lea Court        5606 Josephine Court

 City, State                     Tampa, Florida               Tampa FL                    Tampa FL
 County                          Hillsborough                 Hillsborough                Hillsborough
PHYSICAL CHARACTERISTICS:
 Net Rentable Area (SF)          121,200                      204.335                     198,528
 Year Built                      1978                         1974                        1970
 Number of Units                 200                          232                         188
 Unit Mix:                              Type           Total   Type          Total         Type          Total
                                 1Br/1Ba                 112  1Br/1BA          128        1Br/1BA           77
                                 1Br/1Ba - Efficiency     48  2Br/2BA           74        2Br/2BA           88
                                 2 Br/2Ba                 40  3Br/2BA           30        3Br/2BA           23

 Average Unit Size (SF)          606                          881                         1,056
 Land Area (Acre)                13.4100                      11.8800                     9.4100
 Density (Units/Acre)            14.9                         19.5                        20.0
 Parking Ratio (Spaces/Unit)     1 50                         Adequate                    Adequate
 Parking Type (Gr., Cov., etc.)  Garage, Open Covered         Open                        Open
CONDITION:                       Good                         Fair                        Average
APPEAL:                          Good                         Fair                        Average
AMENITIES:
 Pool/Spa                        Yes/No                       Yes/No                      Yes/No
 Gym Room                        Yes                          Yes                         Yes
 Laundry Room                    Yes                          Yes                         Yes
 Secured Parking                 No                           No                          No
 Sport Courts                    No                           No                          No
 Washer/Drver Connection         Yes                          No                          No
 Other
 Other
OCCUPANCY:                       100%                         90%                         80%
TRANSACTION DATA:
 Sale Date                                                    July, 2002                  February, 2002
 Sale Price ($)                                               $5,800,000                  $5,600,000
 Grantor                                                      TCI Country Crossing, Inc.  Davna Investments, Ltd
 Grantee                                                      Centurion Partners II, LLC  Ashley Square Realty Corp
 Sale Documentation                                           Doc#11829-0478              Doc# 11405-0982
 Verification                                                 CoStar Realty               CoStar Realty
 Telephone Number
                                                               Total $    $/Unit   $/SF    Total $    $/Unit  $/SF
ESTIMATED PRO-FORMA:
 Potential Gross Income                                       $1,604,832  $6,917   $7.85  $1,558,560  $8,290  $7.85
 Vacancy/Credit Loss                                          $  160,483  $  692   $0.79  $  311,712  $1,658  $1.57
 Effective Gross Income                                       $1,444,349  $6,226   $7.07  $1,246,848  $6,632  $6.28
 Operating Expenses                                           $  893,200  $3,850   $4.37  $  718,724  $3,823  $3.62
 Net Operating Income                                         $  551,149  $2,376   $2.70  $  528,124  $2,809  $2.66

NOTES:                                                        Similar neighborhood.       Located off Dale Mabry,
                                                              Overall fair to avg         very near subject. Small
                                                              condition but overall       community w/limited land-
                                                              inferior to the subject     scaping/curb appeal
 PRICE PER UNIT                                                        $25.000                     $29.787
 PRICE PER SQUARE FOOT                                                 $ 28.38                     $ 28.21
 EXPENSE RATIO                                                            61.8%                       57.6%
 EGIM                                                                     4.02                        4.49
 OVERALL CAP RATE                                                         9.50%                       9.43%
 Cap Rate based on Pro Forma or Actual Income?                         Actual                       Actual

                                                 COMPARABLE                  COMPARABLE                COMPARABLE
      DESCRIPTION                                    I-3                         I-4                       I-5
      -----------                                ----------                  ----------                ----------
 Property Name                           Falls of TampaBay           Horizon Park                Swan Lake

LOCATION:
 Address                                 4610 North Armenia Avenue   4900 N MacDill Avenue       3401 N. Lakeview Drive

 City, State                             Tampa FL                    Tampa FL                    Tampa FL
 County                                  Hillsborough                Hillsborough                Hillsborough
PHYSICAL CHARACTERISTICS:
 Net Rentable Area (SF)                  165.600                     96,200                      165.000
 Year Built                              1984                        1976                        1982
 Number of Units                         240                         128                         244
 Unit Mix:                                Type               Total     Type          Total        Type            Total
                                         1Br/1BA               132   1Br/1BA            84       1Br/1BA
                                         2Br/2BA               108   2Br/2BA            44       2Br/'BA
                                         3Br/2BA                     3Br/2BA

 Average Unit Size (SF)                  690                         752                         676
 Land Area (Acre)                        5,0290                      5 1300                      14.0000
 Density (Units/Acre)                    47.7                        25.0                        17.4
 Parking Ratio (Spaces/Unit)             Adequate                    Adequate                    Adequate
 Parking Type (Gr., Cov., etc.)          Open                        Open                        Open
CONDITION:                               Average                     Average                     Average
APPEAL:                                  Average                     Average                     Average
AMENITIES:
 Pool/Spa                                Yes/No                      Yes/No                      Yes/No
 Gym Room                                Yes                         Yes                         Yes
 Laundry Room                            Yes                         Yes                         Yes
 Secured Parking                         No                          No                          No
 Sport Courts                            No                          No                          No
 Washer/Drver Connection                 No                          No                          No
 Other
 Other
OCCUPANCY:                               95%                         93%                         Unknown
TRANSACTION DATA:
 Sale Date                               December. 2001              June, 2000                  December, 2000
 Sale Price ($)                          $8,300,000                  $3,550,000                  $6,360,000
 Grantor                                 ERP Operating, LP           Merecorp, Inc               UNUM Life Insurance Company
 Grantee                                 ADHI mantrha, LLC           Horizon Pointe Realty Corp  Swan Lake Investors, LLC
 Sale Documentation                      Doc#ll261-1133              Doc#10245-162l              Doc#10534-0403
 Verification                            CoStar Realty               CoStar Realty               CoStar Realty/AAA
 Telephone Number

ESTIMATED PRO-FORMA:                      Total $    $/Unit   $/SF   Total $   $/Unit  $/SF      Total $  $/Unit  $/SF
 Potential Gross Income                  $1,781,856  $7,424  $10.76  $670,560  $5,239  $6.97       $0     $0      $0.00
 Vacancy/Credit Loss                     $   89,093  $  371  $ 0.54  $ 46,939  $  367  $0.49       $0     $0      $0.00
 Effective Gross Income                  $1,692,763  $7,053  $10.22  $623,621  $4,872  $6.48       $0     $0      $0.00
 Operating Expenses                      $  840,000  $3,500  $ 5.07  $280,000  $2,188  $2.91       $0     $0      $0.00
 Net Operating Income                    $  852,763  $3,553  $ 5.15  $343,621  $2,685  $3.57       $0     $0      $0.00

NOTES:                                   Good location/curb appeal.  Similar neighborhood.       Good location. Well-kept
                                         Higher density development  Property is being           property in superior
                                         with some covered parking.  totally renovated. Now a    condition
                                         Fair condition              gated community
 PRICE PER - UNIT                                 $34.583                     $27.734                   $26.066
 PRICE PER SQUARE FOOT                            $ 50.12                     $ 36.90                   $ 38.55
 EXPENSE RATIO                                       49.6%                       44.9%                    N/A
 EGIM                                                4.90                        5.69                     N/A
 OVERALL CAP RATE                                   10.27%                       9.68%                     0.00%
 Cap Rate based on Pro Forma or Actual Income?    Pro Forma                    Actual                   Unknown

AMERICAN APPRAISAL ASSOCIATES, INC.            SALES COMPARISON APPROACH PAGE 22
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                               IMPROVED SALES MAP

                                     [MAP]

IMPROVED SALES ANALYSIS

The improved sales indicate a sales price range from $25,000 to $34,583 per unit. Adjustments have been made to the sales to reflect differences in location, age/condition and quality/appeal. Generally speaking, larger properties typically have a lower price per unit when compared to smaller properties, all else being equal. Similarly, those projects with a higher average unit size will generally have a higher price per unit. After appropriate adjustments are made, the improved sales demonstrate an adjusted range for the subject from $27,239 to $28,982 per unit with a mean or average adjusted price of $28,355 per unit. The median adjusted price is $28,531 per unit. Based on the following analysis, we have concluded to a value of $28,500 per unit, which results in an "as is" value of $5,700,000 (rounded after necessary adjustment, if any).

AMERICAN APPRAISAL ASSOCIATES, INC.            SALES COMPARISON APPROACH PAGE 23
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

SALES ADJUSTMENT GRID

          DESCRIPTION                       SUBJECT                  COMPARABLE I-1           COMPARABLE I-2
          -----------                       -------                  --------------           --------------
 Property Name                      Ralston Place (formerly The  Country Crossing         Ashley Square
                                    Landings)

 Address                            2803 Sligh Avenue            7903 Holly Lea Court     5606 Josephine Court
 City                               Tampa, Florida               Tampa, FL                Tampa. FL
 Sale Date                                                       July, 2002               February, 2002
 Sale Price ($)                                                  $5,800,000               $5,600,000
 Net Rentable Area (SF)             121,200                      204,335                  198,578
 Number of Units                    200                          232                      188
 Price Per Unit                                                  $25,000                  $29,787
 Year Built                         1978                         1974                     1970
 Land Area (Acre)                   13,4100                      11,8800                  9,4100

VALUE ADJUSTMENTS                          DESCRIPTION           DESCRIPTION        ADJ.  DESCRIPTION        ADJ.
 Property Rights Conveyed           Fee Simple Estate            Fee Simple Estate    0%  Fee Simple Estate    0%
 Financing                                                       Cash To Seller       0%  Cash To Seller       0%
 Conditions of Sale                                              Ann's Length         0%  Ann's Length         0%

 Date of Sale (Time)                                             07-2002              5%  02-2002              5%

VALUE AFTER TRANS. ADJUST ($/UNIT)                                        $26,250                 $31,277
 Location                                                        Comparable           0%   Comparable          0%
 Number of Units                    200                          232                  0%   188                -5%
 Quality / Appeal                   Good                         Comparable           0%   Superior           -5%
 Age / Condition                    1978                         1974 / Fair         10%   1970 /Average      10%
 Occupancy at Sale                  100%                         90%                  0%   80%                 0%
 Amenities                          Good                         Comparable           0%   Comparable          0%
 Average Unit Size (SF)             606                          881                  0%   1,056             -10%
PHYSICAL ADJUSTMENT                                                                  10%                     -10%
FINAL ADJUSTED VALUE ($/UNIT)                                            $28,875                   $28,149

          DESCRIPTION                    COMPARABLE I-3             COMPARABLE I-4          COMPARABLE 1-5
          -----------                    --------------             --------------          --------------
 Property Name                      Falls of Tampa Bay         Horizon Park             Swan Lake

 Address                            4610 North Armenia Avenue  4900 N MacDill Avenue    3401 N. Lakeview Drive
 City                               Tampa, FL                  Tampa, FL                Tampa, FL
 Sale Date                          December, 2001             June, 2000               December, 2000
 Sale Price ($)                     $8,300,000                 $3,550,000               $6,360,000
 Net Rentable Area (SF)             165,600                    96,200                   165,000
 Number of Units                    740                        178                      744
 Price Per Unit                     $34,583                    $27,734                  $26,066
 Year Built                         1984                       1976                     1987
 Land Area (Acre)                   5,0290                     5,1300                   14,0000

VALUE ADJUSTMENTS                      DESCRIPTION       ADJ.  DESCRIPTION        ADJ.  DESCRIPTION        ADJ.
 Property Rights Conveyed           Fee Simple Estate      0%  Fee Simple Estate    0%  Fee Simple Estate    0%
 Financing                          Cash To Seller         0%  Cash To Seller       0%  Cash To Seller       0%
 Conditions of Sale                 Ann's Length           0%  Ann's Length         0%  Ann's Length         0%

 Date of Sale (Time)                12-2001               10%  06-2000             10%  12-2000             10%

VALUE AFTER TRANS. ADJUST ($/UNIT)          $38,042                    $30,508                $28,672
 Location                           Comparable             0%  Comparable           0%  Comparable           0%
 Number of Units                    240                    0%  178                 -5%  244                  0%
 Quality / Appeal                   Superior             -10%  Comparable           0%  Comparable           0%
 Age / Condition                    1984 / Average       -15%  1976 / Average       0%  1982 / Average      -5%
 Occupancy at Sale                  95%                    0%  93%                  0%  Unknown              0%
 Amenities                          Comparable             0%  Comparable           0%  Comparable           0%
 Average Unit Size (SF)             690                    0%  752                  0%  676                  0%
PHYSICAL ADJUSTMENT                                      -25%                      -5%                      -5%
FINAL ADJUSTED VALUE ($/UNIT)               $28,531                   $28,982                    $27,239

SUMMARY

VALUE RANGE (PER UNIT)                           $27,239 TO $28,982
MEAN(PER UNIT)                                   $28,355
MEDIAN (PER UNIT)                                $28,531
VALUE CONCLUSION (PER UNIT)                      $28,500
VALUE INDICATED BY SALES COMPARISON APPROACH     $5,700,000
ROUNDED                                          $5,700,000

NET OPERATING INCOME (NOI) ANALYSIS

We have also conducted a net operating income (NOI) comparison analysis. The NOI effectively takes into account the various physical, location, and operating aspects of the sale. When the subject's NOI is compared to the sale NOI, a percent adjustment can be arrived at. The following table illustrates this analysis.

AMERICAN APPRAISAL ASSOCIATES, INC.            SALES COMPARISON APPROACH PAGE 24
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA


                                NOI PER UNIT COMPARISON
----------------------------------------------------------------------------------------
                                          NOI/     SUBJECT NOI
COMPARABLE  NO. OF  SALE PRICE          ------------------------   ADJUSTMENT  INDICATED
   NO.      UNITS   PRICE/UNIT   OAR    NOI/UNIT  SUBJ. NOI/UNIT    FACTOR    VALUE/UNIT
----------------------------------------------------------------------------------------
   1-1       232    $5,800,000   9.50%  $551,149    $566,764         1.193     $29,822
                    $   25,000          $  2,376    $  2,834
   1-2       188    $5,600,000   9.43%  $528,124    $566,764         1.009     $30,049
                    $   29,787          $  2,809    $  2,834
   I-3       240    $8,300,000  10.27%  $852,763    $566,764         0.798     $27,582
                    $   34,583          $  3,553    $  2,834
   I-4       128    $3,550,000   9.68%  $343,621    $566,764         1.056     $29,277
                    $   27,734          $  2,685    $  2,834
   I-5       244    $6,360,000   0.00%              $566,764
                    $   26,066                      $  2,834

           PRICE/UNIT           VALUE     ANALYSIS BASED ON COMPARABLES NOI PER UNIT
------------------------------------------------------------------------------------
Low       High       Average    Median    Estimated Price Per Unit       $   29,500
$27,582   $30,049    $29,182    $29,549   Number of Units                       200
                                                                         ----------
                                          Value Based on NOI Analysis    $5,900,000
                                                        Rounded          $5,900,000

The adjusted sales indicate a range of value between $27,582 and $30,049 per unit, with an average of $29,182 per unit. Based on the subject's competitive position within the improved sales, a value of $29,500 per unit is estimated. This indicates an "as is" market value of $5,900,000 (rounded after necessary adjustment, if any) for the NOI Per Unit Analysis.

EFFECTIVE GROSS INCOME MULTIPLIER (EGIM) ANALYSIS

The effective gross income multiplier (EGIM) is derived by dividing the sales price by the total effective gross income. The following table illustrates the EGEVIs for the comparable improved sales.

AMERICAN APPRAISAL ASSOCIATES, INC.            SALES COMPARISON APPROACH PAGE 25
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                  EFFECTIVE GROSS INCOME MULTIPLIER COMPARISON

COMPARABLE    NO. OF    SALE PRICE     EFFECTIVE      OPERATING                   SUBJECT
   NO.        UNITS     PRICE/UNIT    GROSS INCOME     EXPENSE       OER       PROJECTED OER     EGIM
-----------------------------------------------------------------------------------------------------
   I-1          232     $5,800,000     $1,444,349      $893,200     61.84%                       4.02
                        $   25,000
   I-2          188     $5,600,000     $1,246,848      $718,724     57.64%                       4.49
                        $   29,787
   I-3          240     $8,300,000     $1,692,763      $840,000     49.62%                       4.90
                        $   34,583                                                 50.84%
   I-4          128     $3,550,000     $  623,621      $280,000     44.90%                       5.69
                        $   27,734
   I-5          244     $6,360,000
                        $   26,066

      EGIM                    VALUE ANALYSIS BASED ON EGIM'S OF COMPARABLE SALES
--------------------------------------------------------------------------------

   Low          High    Average       Median          Estimate EGIM                                  4.70
                                                      Subject EGI                              $1,254,488
                                                                                               ----------
   4.02         5.69    4.78          4.70
                                                      Value Based on EGIM Analysis             $5,896,094
                                                                                  Rounded      $5,900,000
                                                                       Value Per Unit          $   29,500

There is an inverse relationship, which generally holds among EGIMs and operating expenses. Properties, which have higher expense ratios, typically sell for relatively less and therefore produce a lower EGIM. As will be illustrated in the Income Capitalization Approach of this report, the subject's operating expense ratio (OER) is estimated at 50.84% before reserves. The comparable sales indicate a range of expense ratios from 44.90% to 61.84%, while their EGIMs range from 4.02 to 5.69. Overall, we conclude to an EGIM of 4.70, which results in an "as is" value estimate in the EGIM Analysis of $5,900,000.

SALES COMPARISON CONCLUSION

The three valuation methods in the Sales Comparison Approach are shown below. The overall value via the Sales Comparison Approach is estimated at $5,800,000.

Price Per Unit                        $5,700,000
NOI Per Unit                          $5,900,000
EGIM Analysis                         $5,900,000

Sales Comparison Conclusion           $5,800,000

AMERICAN APPRAISAL ASSOCIATES, INC.       INCOME CAPITALIZATION APPROACH PAGE 26
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                         INCOME CAPITALIZATION APPROACH

The income capitalization approach is based on the premise that value is created by the expectation of future benefits. We estimated the present value of those benefits to derive an indication of the amount that a prudent, informed purchaser-investor would pay for the right to receive them as of the date of value.

This approach requires an estimate of the NOI of a property. The estimated NOI is then converted to a value indication by use of either the direct capitalization or the discounted cash flow analysis (yield capitalization).

Direct capitalization uses a single year's stabilized NOI as a basis for a value indication by dividing the income by a capitalization rate. The rate chosen accounts for a recapture of the investment by the investor and should reflect all factors that influence the value of the property, such as tenant quality, property condition, neighborhood change, market trends, interest rates, and inflation. The rate may be extracted from local market transactions or, when transaction evidence is lacking, obtained from trade sources.

A discounted cash flow analysis focuses on the operating cash flows expected from the property and the proceeds of a hypothetical sale at the end of a holding period (the reversion). The cash flows and reversion are discounted to their present values using a market-derived discount rate and are added together to obtain a value indication. Because benefits to be received in the future are worth less than the same benefits received in the present, this method weights income in the early years more heavily than the income and the sale proceeds to be received later. The strength of the discounted cash flow method is its ability to recognize variations in projected net income, such as those caused by inflation, stepped leases, neighborhood change, or tenant turnover. Its weakness is that it requires many judgments regarding the actions of likely buyers and sellers of the property in the future.

In some situations, both methods yield a similar result. The discounted cash flow method is typically more appropriate for the analysis of investment properties with multiple or long-term leases, particularly leases with cancellation clauses or renewal options. It is especially useful for multi-tenant properties in volatile markets. The direct capitalization

AMERICAN APPRAISAL ASSOCIATES, INC.       INCOME CAPITALIZATION APPROACH PAGE 27
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

method is normally more appropriate for properties with relatively stable operating histories and expectations.

A pro forma analysis for the first year of the investment is made to estimate a reasonable potential net operating income for the Subject Property. Such an analysis entails an estimate of the gross income the property should command in the marketplace. From this total gross income must be deducted an allowance for vacancy/collection loss and operating expenses as dictated by general market conditions and the overall character of the subject's tenancy and leased income to arrive at a projected estimate of net operating income. Conversion of the net operating income to an indication of value is accomplished by the process of capitalization, as derived primarily from market data.

MARKET RENT ANALYSIS

In order to determine a market rental rate for the subject, a survey of competing apartment communities was performed. This survey was displayed previously in the market analysis section of the report. Detailed information pertaining to each of the comparable rental communities, along with photographs, is presented in the Addenda of this report.

The following charts display the subject's current asking and actual rent rates as well as a comparison with the previous referenced comparable rental properties.

            SUMMARY OF ACTUAL AVERAGE RENTS
-------------------------------------------------------------
                       Unit Area       Average
                                  ----------------
      Unit Type        (Sq. Ft.)  Per Unit  Per SF  %Occupied
-------------------------------------------------------------
1Br/1Ba                   600       $505    $0.84     100.0%
1Br/1Ba - Efficieancy     450       $502    $1.11     100.0%
2 Br/2Ba                  810       $670    $0.83     100.0%

AMERICAN APPRAISAL ASSOCIATES, INC.       INCOME CAPITALIZATION APPROACH PAGE 28
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                  RENT ANALYSIS

                                                                      COMPARABLE RENTS
                                                     -------------------------------------------------
                                                        R-1      R-2       R-3      R-4        R-5
                                                     -------------------------------------------------
                                                     Cooper's             Hidden  Courtney Countrywood
                                                       Pond   Park Place   Lake     Cove    Apartments
                                                     -------------------------------------------------
                                                                   COMPARISON TO SUBJECT
                                     SUBJECT SUBJECT -------------------------------------------------
                        SUBJECT UNIT ACTUAL  ASKING  Slightly                     Slightly
     DESCRIPTION            TYPE      RENT    RENT   Superior  Superior  Superior Superior   Superior    MIN    MAX  MEDIAN AVERAGE
-----------------------------------------------------------------------------------------------------------------------------------
Monthly Rent            1BR/1BA       $  505  $  537  $  509    $  645    $  549   $  576     $  480   $  480 $  645 $  549 $  552
Unit Area (SF)                           600     600     600       710       700      627        600      600    710    627    647
Monthly Rent Per Sq.
 Ft.                                  $ 0.84  $ 0.89  $ 0.85    $ 0.91    $ 0.78   $ 0.92     $ 0.80   $ 0.78 $ 0.92 $ 0.85 $ 0.85
Monthly Rent            1BR/1BA -     $  502  $  444  $  439    $  585    $  509   $  470     $  530   $  439 $  585 $  509 $  507
Unit Area (SF)          EFFICIEANCY      450     450     450       570       550      450        450      450    570    450    494
Monthly Rent Per Sq.
 Ft.                                  $ 1.11  $ 0.99  $ 0.98    $ 1.03    $ 0.93   $ 1.04     $ 1.18   $ 0.93 $ 1.18 $ 1.03 $ 1.03
Monthly Rent            2 BR/2BA      $  670  $  697  $  669    $  755    $  679   $  673     $  680   $  669 $  755 $  679 $  691
Unit Area (SF)                           810     810     810       990     1,002      835        810      810  1,002    835    889
Monthly Rent Per Sq.
 Ft.                                  $ 0.83  $ 0.86  $ 0.83    $ 0.76    $ 0.68   $ 0.81     $ 0.84   $ 0.68 $ 0.84 $ 0.81 $ 0.78

CONCLUDED MARKET RENTAL RATES AND TERMS

Based on this analysis above, the subject's concluded market rental rates and gross rental income is calculated as follows:

                             GROSS RENTAL INCOME PROJECTION
----------------------------------------------------------------------------------------
                                        Unit Area     Market Rent    Monthly     Annual
                                                   ----------------
      Unit Type        Number of Units  (Sq. Ft.)  Per Unit  Per SF   Income     Income
----------------------------------------------------------------------------------------
1Br/1Ba                     112            600       $505    $0.84   $ 56,560  $  678,720
1Br/1Ba - Efficieancy        48            450       $500    $1.11   $ 24,000  $  288,000
2 Br/2Ba                     40            810       $670    $0.83   $ 26,800  $  321,600
                                                                     --------  ----------
                                                             Total   $107,360  $1,288,320
                                                                     --------  ----------

PRO FORMA ANALYSIS

For purposes of this appraisal, we were provided with income and expense data for the subject property. A summary of this data is presented on the following page.

AMERICAN APPRAISAL ASSOCIATES, INC.       INCOME CAPITALIZATION APPROACH PAGE 29
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

SUMMARY OF HISTORICAL INCOME & EXPENSES

                            FISCAL YEAR 2000      FISCAL YEAR 2001      FISCAL YEAR 2002      FISCAL YEAR 2003
                            ----------------      ----------------      ----------------      ----------------
                                 ACTUAL                ACTUAL                ACTUAL           MANAGEMENT BUDGET
                                 ------                ------                ------           -----------------
      DESCRIPTION            TOTAL    PER UNIT    TOTAL     PER UNIT     TOTAL    PER UNIT   TOTAL      PER UNIT
----------------------------------------------------------------------------------------------------------------
Revenues
  Rental Income           $1,180,539   $5,903   $1,234,576   $6,173   $1,252,855   $6,264   $1,299,000   $6,495

  Vacancy                 $   57,327   $  287   $   48,146   $  241   $   53,470   $  267   $   51,960   $  260
  Credit Loss/Concessions $   40,742   $  204   $   47,682   $  238   $   63,427   $  317   $   61,200   $  306
                          -------------------------------------------------------------------------------------
    Subtotal              $   98,069   $  490   $   95,828   $  479   $  116,897   $  584   $  113,160   $  566

  Laundry Income          $   12,195   $   61   $   14,178   $   71   $   14,131   $   71   $   18,000   $   90
  Garage Revenue          $        0   $    0   $        0   $    0   $        0   $    0   $        0   $    0
  Other Misc. Revenue     $   65,901   $  330   $   79,538   $  398   $   96,809   $  484   $   85,200   $  426
                          -------------------------------------------------------------------------------------
    Subtotal Other Income $   78,096   $  390   $   93,716   $  469   $  110,940   $  555   $  103,200   $  516

                          -------------------------------------------------------------------------------------
Effective Gross Income    $1,160,566   $5,803   $1,232,464   $6,162   $1,246,898   $6,234   $1,289,040   $6,445

Operating Expenses
  Taxes                   $   84,281   $  421   $   89,013   $  445   $   97,233   $  486   $  121,345   $  607
  Insurance               $   28,360   $  142   $   65,310   $  327   $   47,551   $  238   $   45,909   $  230
  Utilities               $   83,176   $  416   $   73,265   $  366   $   81,929   $  410   $   65,300   $  327
  Repair & Maintenance    $   52,131   $  261   $   35,781   $  179   $   24,705   $  124   $   18,000   $   90
  Cleaning                $   41,940   $  210   $   34,778   $  174   $   32,410   $  162   $   31,200   $  156
  Landscaping             $   30,392   $  152   $   28,459   $  142   $   31,519   $  158   $   72,000   $  360
  Security                $   32,077   $  160   $   28,635   $  143   $   17,413   $   87   $        0   $    0
  Marketing & Leasing     $   30,869   $  154   $   16,214   $   81   $   13,491   $   67   $   18,000   $   90
  General Administrative  $  166,990   $  835   $  193,029   $  965   $  162,921   $  815   $  175,440   $  877
  Management              $   59,405   $  297   $   63,525   $  318   $   61,821   $  309   $   66,020   $  330
  Miscellaneous           $        0   $    0   $        0   $    0   $        0   $    0   $        0   $    0

                          -------------------------------------------------------------------------------------
Total Operating Expenses  $  609,621   $3,048   $  628,009   $3,140   $  570,993   $2,855   $  613,214   $3,066

  Reserves                $        0   $    0   $        0   $    0   $        0   $    0   $        0   $    0

                          -------------------------------------------------------------------------------------
Net Income                $  550,945   $2,755   $  604,455   $3,022   $  675,905   $3,380   $  675,826   $3,379
                          -------------------------------------------------------------------------------------
                            ANNUALIZED 2003
                            ---------------
                               PROJECTION              AAA PROJECTION
                               ----------              --------------
      DESCRIPTION           TOTAL     PER UNIT   TOTAL      PER UNIT    %
      -----------           -----     --------   -----      --------    -
Revenues
  Rental Income           $1,270,228   $6,351   $1,288,320   $6,442   100.0%

  Vacancy                 $   80,752   $  404   $   64,416   $  322     5.0%
  Credit Loss/Concessions $  155,660   $  778   $   64,416   $  322     5.0%
                          -------------------------------------------------
    Subtotal              $  236,412   $1,182   $  128,832   $  644    10.0%
  Laundry Income          $   11,620   $   58   $   15,000   $   75     1.2%
  Garage Revenue          $        0   $    0   $        0   $    0     0.0%
  Other Misc. Revenue     $  206,648   $1,033   $   80,000   $  400     6.2%
                          -------------------------------------------------
    Subtotal Other Income $  218,268   $1,091   $   95,000   $  475     7.4%

                          -------------------------------------------------
Effective Gross Income    $1,252,084   $6,260   $1,254,488   $6,272   100.0%

Operating Expenses
  Taxes                   $  122,104   $  611   $  120,000   $  600     9.6%
  Insurance               $   45,380   $  227   $   46,000   $  230     3.7%
  Utilities               $   81,596   $  408   $   85,000   $  425     6.8%
  Repair & Maintenance    $   19,500   $   98   $   19,000   $   95     1.5%
  Cleaning                $   34,332   $  172   $   40,000   $  200     3.2%
  Landscaping             $   45,308   $  227   $   60,000   $  300     4.8%
  Security                $        0   $    0   $   15,000   $   75     1.2%
  Marketing & Leasing     $   19,636   $   98   $   20,000   $  100     1.6%
  General Administrative  $  167,132   $  836   $  170,000   $  850    13.6%
  Management              $   60,308   $  302   $   62,724   $  314     5.0%
  Miscellaneous           $        0   $    0   $        0   $    0     0.0%

                          -------------------------------------------------
Total Operating Expenses  $  595,296   $2,976   $  637,724   $3,189    50.8%

  Reserves                $        0   $    0   $   50,000   $  250     7.8%

                          -------------------------------------------------
Net Income                $  656,788   $3,284   $  566,764   $2,834    45.2%
                          -------------------------------------------------

REVENUES AND EXPENSES

The subject's revenue and expense projections are displayed on the previous chart. Rental income is based on the market analysis previously discussed. Other income consists of forfeited deposits, laundry income, late rent payments, month to month fees, pet fees, vending machine revenue, etc.

We forecasted the property's annual operating expenses after reviewing its historical performance at the subject property. We analyzed each item of expense and attempted to forecast amounts a typical informed investor would consider reasonable.

VACANCY AND COLLECTION LOSS

An investor is primarily interested in the annual revenue an income property is likely to produce over a specified period of time, rather than the income it could produce if it were always 100% occupied and all tenants were paying their rent in full and on time. An investor normally expects some income loss as tenants vacate, fail to pay rent, or pay their rent late.

We have projected a stabilized vacancy and collection loss rate of 10% based on the subject's historical performance, as well as the anticipated future market conditions.

AMERICAN APPRAISAL ASSOCIATES, INC.       INCOME CAPITALIZATION APPROACH PAGE 30
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

RESERVES FOR REPLACEMENT

"Reserves for replacements" is a contingency account allocated to the expenses of the property to provide for replacement of short-lived items and for unforeseen necessary capital expenditures. We have utilized the Korpacz Real Estate Investor Survey of the national apartment market, which reports a range of replacement reserves between $150 and $400 per unit. For purposes of this analysis, we have included an allowance of $250 per unit for reserves for replacement.

CAPITAL EXPENDITURES

Capital expenditures represent expenses for immediate repair or replacement of items that have average to long lives. Based on our inspection of the property as well as discussions with property management personnel, there are no major items remaining in need of repair or replacement that would require an expense beyond our reserves for replacement. Therefore an allowance of $250 per unit should be satisfactory in our reserves for replacement to cover future capital expenditures.

DISCOUNTED CASH FLOW ANALYSIS

As the subject is a multi-tenant income property, the Discounted Cash Flow Method is considered appropriate. This method is especially meaningful in that it isolates the timing of the annual cash flows and discounts them, along with the expected equity reversion, to a present value. The present value of the cash flow is added to the present value of the reversion, resulting in a total property value.

INVESTMENT CRITERIA

Appropriate investment criteria will be derived for the subject based upon analysis of comparable sales and a survey of real estate investors. The following table summarizes the findings of Korpacz National Investor Survey for the most recent period.

         KORPACZ NATIONAL INVESTOR SURVEY
                 1ST QUARTER 2003
            NATIONAL APARTMENT MARKET
            -------------------------
               CAPITALIZATION RATES
               --------------------
              GOING-IN            TERMINAL
              --------            --------
          LOW      HIGH        LOW       HIGH
          ---      ----        ---       ----
RANGE    6.00%       10.00%    7.00%     10.00%
AVERAGE        8.14%                 8.47%

AMERICAN APPRAISAL ASSOCIATES, INC.       INCOME CAPITALIZATION APPROACH PAGE 31
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

              SUMMARY OF OVERALL
             CAPITALIZATION RATES
-------------------------------------------------
COMP. NO.  SALE DATE  OCCUP.   PRICE/UNIT    OAR
-------------------------------------------------
   I-1       Jul-02     90%     $25,000     9.50%
   I-2       Feb-02     80%     $29,787     9.43%
   I-3       Dec-01     95%     $34,583    10.27%
   I-4       Jun-00     93%     $27,734     9.68%
   I-5       Dec-00   Unknown   $26,066     0.00%
                                     High  10.27%
                                      Low   0.00%
                                  Average   7.78%

Based on this information, we have concluded the subject's overall capitalization rate should be 9.75%. The terminal capitalization rate is applied to the net operating income estimated for the year following the end of the holding period. Based on the concluded overall capitalization rate, the age of the property and the surveyed information, we have concluded the subject's terminal capitalization rate to be 10.50%. Finally, the subject's discount rate or yield rate is estimated based on the previous investor survey and an examination of returns available on alternative investments in the market. Based on this analysis, the subject's discount rate is estimated to be 12.00%.

HOLDING PERIOD

The survey of investors indicates that most investors are completing either 10-year cash flows or extending the analysis to the end of the lease if it is more than 10-years. A 10-year period has been used in the analysis of the subject with the eleventh year stabilized NOI used to determine the reversion.

SELLING COSTS

Sales of similar size properties are typically accomplished with the aid of a broker and will also incur legal and other transaction related cost. Based on our survey of brokers and a review of institutional investor projections, an allowance of 2.00% of the sale amount is applied.

DISCOUNTED CASH FLOW CONCLUSION

Discounting the annual cash flows and the equity reversion at the selected rate of 12.00% indicates a value of $5,700,000. In this instance, the reversion figure contributes

AMERICAN APPRAISAL ASSOCIATES, INC.       INCOME CAPITALIZATION APPROACH PAGE 32
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

approximately 36% of the total value. Investors surveyed for this assignment indicated they would prefer to have the cash flow contribute anywhere from 50% to 60%. Overall, the blend seems reasonable. The cash flow and pricing matrix are located on the following pages.

AMERICAN APPRAISAL ASSOCIATES, INC.                      INCOME APPROACH PAGE 33
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

DISCOUNTED CASH FLOW ANALYSIS

                     RALSTON PLACE (FORMERLY THE LANDINGS)

               YEAR                    APR-2004     APR-2005     APR-2006     APR-2007     APR-2008     APR-2009     APR-2010
           FISCAL YEAR                    1            2            3            4            5            6            7
           -----------                ---------    ---------    ---------    ---------    ---------    ---------    ---------
REVENUE
  Base Rent                           $1,288,320   $1,320,528   $1,353,541   $1,387,380   $1,422,064   $1,457,616   $1,494,056
  Vacancy                             $   64,416   $   66,026   $   67,677   $   69,369   $   71,103   $   72,881   $   74,703
  Credit Loss                         $   64,416   $   66,026   $   67,677   $   69,369   $   71,103   $   72,881   $   74,703
  Concessions                         $        0   $        0   $        0   $        0   $        0   $        0   $        0
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Subtotal                          $  128,832   $  132,053   $  135,354   $  138,738   $  142,206   $  145,762   $  149,406
  Laundry Income                      $   15,000   $   15,375   $   15,759   $   16,153   $   16,557   $   16,971   $   17,395
  Garage Revenue                      $        0   $        0   $        0   $        0   $        0   $        0   $        0
  Other Misc. Revenue                 $   80,000   $   82,000   $   84,050   $   86,151   $   88,305   $   90,513   $   92,775
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Subtotal Other Income            $   95,000   $   97,375   $   99,809   $  102,305   $  104,862   $  107,484   $  110,171
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
EFFECTIVE GROSS INCOME                $1,254,488   $1,285,850   $1,317,996   $1,350,946   $1,384,720   $1,419,338   $1,454,821
OPERATING EXPENSES:
  Taxes                               $  120,000   $  123,600   $  127,308   $  131,127   $  135,061   $  139,113   $  143,286
  Insurance                           $   46,000   $   47,380   $   48,801   $   50,265   $   51,773   $   53,327   $   54,926
  Utilities                           $   85,000   $   87,550   $   90,177   $   92,882   $   95,668   $   98,538   $  101,494
  Repair & Maintenance                $   19,000   $   19,570   $   20,157   $   20,762   $   21,385   $   22,026   $   22,687
  Cleaning                            $   40,000   $   41,200   $   42,436   $   43,709   $   45,020   $   46,371   $   47,762
  Landscaping                         $   60,000   $   61,800   $   63,654   $   65,564   $   67,531   $   69,556   $   71,643
  Security                            $   15,000   $   15,450   $   15,914   $   16,391   $   16,883   $   17,389   $   17,911
  Marketing & Leasing                 $   20,000   $   20,600   $   21,218   $   21,855   $   22,510   $   23,185   $   23,881
  General Administrative              $  170,000   $  175,100   $  180,353   $  185,764   $  191,336   $  197,077   $  202,989
  Management                          $   62,724   $   64,293   $   65,900   $   67,547   $   69,236   $   70,967   $   72,741
  Miscellaneous                       $        0   $        0   $        0   $        0   $        0   $        0   $        0
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
TOTAL OPERATING EXPENSES              $  637,724   $  656,543   $  675,917   $  695,865   $  716,404   $  737,549   $  759,321
  Reserves                            $   50,000   $   51,500   $   53,045   $   54,636   $   56,275   $   57,964   $   59,703
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
NET OPERATING INCOME                  $  566,764   $  577,808   $  589,034   $  600,445   $  612,041   $  623,825   $  635,798
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating Expense Ratio (% of EGI)        50.8%        51.1%        51.3%        51.5%        51.7%        52.0%        52.2%
  Operating Expense Per Unit          $    3,189   $    3,283   $    3,380   $    3,479   $    3,582   $    3,688   $    3,797
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------

               YEAR                    APR-2011     APR-2012     APR-2013     APR-2014
           FISCAL YEAR                    8            9            10           11
           -----------                ---------    ---------    ---------    ---------
REVENUE
  Base Rent                           $1,531,408   $1,569,693   $1,608,935   $1,649,159
  Vacancy                             $   76,570   $   78,485   $   80,447   $   82,458
  Credit Loss                         $   76,570   $   78,485   $   80,447   $   82,458
  Concessions                         $        0   $        0   $        0   $        0
                                      ----------   ----------   ----------   ----------
    Subtotal                          $  153,141   $  156,969   $  160,894   $  164,916
  Laundry Income                      $   17,830   $   18,276   $   18,733   $   19,201
  Garage Revenue                      $        0   $        0   $        0   $        0
  Other Misc. Revenue                 $   95,095   $   97,472   $   99,909   $  102,407
                                      ----------   ----------   ----------   ----------
     Subtotal Other Income            $  112,925   $  115,748   $  118,642   $  121,608
                                      ----------   ----------   ----------   ----------
EFFECTIVE GROSS INCOME                $1,491,192   $1,528,472   $1,566,684   $1,605,851
OPERATING EXPENSES:
  Taxes                               $  147,585   $  152,012   $  156,573   $  161,270
  Insurance                           $   56,574   $   58,271   $   60,020   $   61,820
  Utilities                           $  104,539   $  107,675   $  110,906   $  114,233
  Repair & Maintenance                $   23,368   $   24,069   $   24,791   $   25,534
  Cleaning                            $   49,195   $   50,671   $   52,191   $   53,757
  Landscaping                         $   73,792   $   76,006   $   78,286   $   80,635
  Security                            $   18,448   $   19,002   $   19,572   $   20,159
  Marketing & Leasing                 $   24,597   $   25,335   $   26,095   $   26,878
  General Administrative              $  209,079   $  215,351   $  221,811   $  228,466
  Management                          $   74,560   $   76,424   $   78,334   $   80,293
  Miscellaneous                       $        0   $        0   $        0   $        0
                                      ----------   ----------   ----------   ----------
TOTAL OPERATING EXPENSES              $  781,737   $  804,816   $  828,579   $  853,044
  Reserves                            $   61,494   $   63,339   $   65,239   $   67,196
                                      ----------   ----------   ----------   ----------
NET OPERATING INCOME                  $  647,961   $  660,317   $  672,866   $  685,610
                                      ----------   ----------   ----------   ----------
  Operating Expense Ratio (% of EGI)        52.4%        52.7%        52.9%        53.1%
  Operating Expense Per Unit          $    3,909   $    4,024   $    4,143   $    4,265
                                      ----------   ----------   ----------   ----------

                                                             Gross Residual Sale Price $6,529,623 Deferred Maintenance    $        0
Estimated Stabilized NOI $566,764  Sales Expense Rate  2.00%  Less: Sales Expense      $  130,592 Add: Excess Land        $        0
                                                                                       ----------
Months to Stabilized            1  Discount Rate      12.00% Net Residual Sale Price   $6,399,031 Other Adjustments       $        0
                                                                                                                          ----------
Stabilized Occupancy         95.0% Terminal Cap Rate  10.50% PV of Reversion           $2,060,317 Value Indicated By      $5,692,336
                                                                                                   "DCF"
                                                             Add: NPV of NOI           $3,632,019                Rounded  $5,700,000
                                                                                       ----------
                                                             PV Total                  $5,692,336


                         "DCF" VALUE SENSITIVITY TABLE


------------------------------------------------------------------------------------------
   TOTAL VALUE                                 DISCOUNT RATE
                   -----------------------------------------------------------------------
                             11.50%       11.75%       12.00%       12.25%       12.50%
------------------------------------------------------------------------------------------
                   10.00%  $5,978,094   $5,885,741   $5,795,352   $5,706,877   $5,620,271
                   10.25%  $5,922,915   $5,831,785   $5,742,588   $5,655,277   $5,569,805
TERMINAL CAP RATE  10.50%  $5,870,364   $5,780,397   $5,692,336   $5,606,133   $5,521,743
                   10.75%  $5,820,258   $5,731,400   $5,644,422   $5,559,275   $5,475,916
                   11.00%  $5,772,428   $5,684,630   $5,598,685   $5,514,547   $5,432,172

AMERICAN APPRAISAL ASSOCIATES, INC.                      INCOME APPROACH PAGE 34
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

INCOME LOSS DURING LEASE-UP

The subject is currently near or at stabilized condition. Therefore, there is no income loss during lease-up at the subject property.

CONCESSIONS

Concessions have historically not been utilized a the subject property or in the subject's market. Therefore, no adjustment was included for concessions.

DIRECT CAPITALIZATION METHOD

After having projected the income and expenses for the property, the next step in the valuation process is to capitalize the net income into an estimate of value. The selected overall capitalization rate ("OAR") covers both return on and return of capital. It is the overall rate of return an investor expects.

After considering the market transactions and the investor surveys, we previously conclude that an overall rate of 9.75% percent is applicable to the subject. The results of our direct capitalization analysis are as follows:

AMERICAN APPRAISAL ASSOCIATES, INC.                      INCOME APPROACH PAGE 35
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                     RALSTON PLACE (FORMERLY THE LANDINGS)

                                            TOTAL      PER SQ. FT.  PER UNIT  %OF EGI
                                            -----      -----------  --------  -------
REVENUE
  Base Rent                               $1,288,320     $10.63     $ 6,442

  Less: Vacancy & Collection Loss 10.00%  $  128,832     $ 1.06     $  644

  Plus: Other Income

    Laundry Income                        $   15,000     $ 0.12     $    75   1.20%
    Garage Revenue                        $        0     $ 0.00     $     0   0.00%
    Other Misc. Revenue                   $   80,000     $ 0.66     $   400   6.38%
                                          -----------------------------------------
      Subtotal Other Income               $   95,000     $ 0.78     $   475   7.57%

EFFECTIVE GROSS INCOME                    $1,254,488     $10.35     $ 6,272

OPERATING EXPENSES:
  Taxes                                   $  120,000     $ 0.99     $   600   9.57%
  Insurance                               $   46,000     $ 0.38     $   230   3.67%
  Utilities                               $   85,000     $ 0.70     $   425   6.78%
  Repair & Maintenance                    $   19,000     $ 0.16     $    95   1.51%
  Cleaning                                $   40,000     $ 0.33     $   200   3.19%
  Landscaping                             $   60,000     $ 0.50     $   300   4.78%
  Security                                $   15,000     $ 0.12     $    75   1.20%
  Marketing & Leasing                     $   20,000     $ 0.17     $   100   1.59%
  General Administrative                  $  170,000     $1.40      $   850  13.55%
  Management                       5.00%  $   62,724     $ 0.52     $   314   5.00%
  Miscellaneous                           $        0     $ 0.00     $     0   0.00%

TOTAL OPERATING EXPENSES                  $  637,724     $ 5.26     $ 3,189  50.84%

  Reserves                                $   50,000     $ 0.41     $   250   3.99%
                                          -----------------------------------------
NET OPERATING INCOME                      $  566,764     $ 4.68     $ 2,834  45.18%
                                          =========================================

  "GOING IN" CAPITALIZATION RATE                9.75%

  VALUE INDICATION                        $5,812,960     $47.96     $29,065
  "AS IS" VALUE INDICATION

    (DIRECT CAPITALIZATION APPROACH)      $5,812,960

                         ROUNDED          $5,800,000     $47.85     $29,000
                                          =========================================

AMERICAN APPRAISAL ASSOCIATES, INC.                      INCOME APPROACH PAGE 36
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                 DIRECT CAPITALIZATION VALUE SENSITIVITY TABLE

CAP RATE     VALUE      ROUNDED   $/UNIT    $/SF
--------     -----      -------   ------    ----
  9.00%   $6,297,373  $6,300,000  $31,500  $51.98
  9.25%   $6,127,174  $6,100,000  $30,500  $50.33
  9.50%   $5,965,933  $6,000,000  $30,000  $49.50
  9.75%   $5,812,960  $5,800,000  $29,000  $47.85
 10.00%   $5,667,636  $5,700,000  $28,500  $47.03
 10.25%   $5,529,401  $5,500,000  $27,500  $45.38
 10.50%   $5,397,749  $5,400,000  $27,000  $44.55

CONCLUSION BY THE DIRECT CAPITALIZATION METHOD

Applying the capitalization rate to our estimated NOI results in an estimated value of $5,800,000.

CORRELATION AND CONCLUSION BY THE INCOME APPROACH

The two methods used to estimate the market value of the subject property by the income approach resulted in the following indications of value:

          Discounted Cash Flow Analysis    $5,700,000
          Direct Capitalization Method     $5,800,000

Giving consideration to the indicated values provided by both techniques, we have concluded the estimated value by the income capitalization approach to be $5,700,000.

AMERICAN APPRAISAL ASSOCIATES, INC.        RECONCILIATION AND CONCLUSION PAGE 37
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                          RECONCILIATION AND CONCLUSION

This appraisal was made to express an opinion as of the Market Value of the fee simple estate in the property.

AS IS MARKET VALUE OF THE FEE SIMPLE ESTATE

          Cost Approach                  Not Utilized
          Sales Comparison Approach      $5,800,000
          Income Approach                $5,700,000
          Reconciled Value               $5,700,000

The Direct Capitalization Method is considered a reliable indicator of value. Income and expenses were estimated and projected based on historical operating statements and market oriented expenses. This method is primarily used by investors in their underwriting analysis. Furthermore, there was good support for an overall rate in the Direct Capitalization Method.

The Sales Comparison Approach to value supported the value conclusion by the Income Approach and was given secondary consideration. Investment-grade, income-producing properties such as the subject are not typically traded based on cost. Therefore, the Cost Approach has not been considered in our valuation.

FINAL VALUE - FEE SIMPLE ESTATE

Based on the investigation and premise outlined, it is our opinion that as of May 13, 2003 the market value of the fee simple estate in the property is:

                                   $5,700,000

AMERICAN APPRAISAL ASSOCIATES, INC.                                     ADDENDA
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                    ADDENDA

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT A
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                    EXHIBIT A
                              SUBJECT PHOTOGRAPHS

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT A
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                              SUBJECT PHOTOGRAPHS

[ENTRANCE PICTURE]                                [TYPICAL APARTMENT BUILDING - FRONT VIEW PICTURE]

[EXTERIOR FRONT VIEW - CLUBHOUSE PICTURE]         [EXTERIOR REAR VIEW - CLUBHOUSE PICTURE]

[INTERIOR VIEW - LAUNDRY ROOM PICTURE]            [INTERIOR VIEW - FITNESS ROOM PICTURE]

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT A
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                              SUBJECT PHOTOGRAPHS

[POOL PICTURE]                             [TYPICAL APARTMENT BUILDINGS - REAR VIEW PICTURE]

[WATER VIEW PICTURE]                       [TYPICAL APARTMENT BUILDINGS - EXTERIOR PICTURE]

[INTERIOR - MODEL APARTMENT PICTURE]       [INTERIOR - MODEL APARTMENT PICTURE]

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT B
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                    EXHIBIT B
                           SUMMARY OF RENT COMPARABLES
                          AND PHOTOGRAPH OF COMPARABLES

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT B
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                   PHOTOGRAPHS OF COMPARABLE SALE PROPERTIES

   COMPARABLE I-1           COMPARABLE I-2                COMPARABLE I-3
  COUNTRY CROSSING          ASHLEY SQUARE               FALLS OF TAMPA BAY
7903 Holly Lea Court     5606 Josephine Court        4610 North Armenia Avenue
     Tampa, FL                Tampa, FL                      Tampa, FL

    [PICTURE]                [PICTURE]                       [PICTURE]

   COMPARABLE I-4            COMPARABLE I-5
    HORIZON PARK               SWAN LAKE
4900 N MacDill Avenue    3401 N. Lakeview Drive
      Tampa, FL                Tampa, FL

     [PICTURE]                [PICTURE]

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT B
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

SUMMARY OF COMPARABLE RENTAL PROPERTIES

                                                                                       COMPARABLE
         DESCRIPTION                           SUBJECT                                    R - 1
         -----------                           -------                                    -----
  Property Name                Ralston Place (formerly The Landings)     Cooper's Pond
  Management Company           Aimco                                     Aimco
LOCATION:
  Address                      2803 Sligh Avenue                         6221 North Dale Mabry Hwy
  City, State                  Tampa, Florida                            Tampa, FL
  County                       Hillsborough                              Hillsborough
  Proximity to Subject                                                   0.8-Mile west of subject
PHYSICAL CHARATERISTICS:
  Net Rentable Area (SF)       121,200                                   304,191
  Year Built                   1978                                      1978-81
  Effective Age                25                                        27
  Building Structure Type      Wood/Stucco                               Wood/Stucco
  Parking Type (Gr.,
  Cov., etc.)                  Open                                      Open
  Number of Units              200                                       463
  Unit Mix:                               Type            Unit  Qty.  Mo.      Type           Unit   Qty.    Mo.
                               1 1Br/1Ba                600   112  $505  1 1Br/1Ba          600    172    $509
                               2 1Br/1Ba - Efficieancy  450   48   $502  2 1Br/1Ba-Studio   450     80    $439
                               3 2 Br/2Ba               810   40   $670  3 2 Br/2Ba         810     88    $669
  Average Unit Size (SF)       606                                       619
  Unit Breakdown:                Efficiency             2-Bedroom          Efficiency          2-Bedroom
                                 1-Bedroom              3-Bedroom          1-Bedroom           3-Bedroom
CONDITION:                                                               Average
APPEAL:                                                                  Average
AMENITIES:

  Unit Amenities                   Attach. Garage       Vaulted Ceiling      Attach. Garage      Vaulted Ceiling
                                X  Balcony                                X  Balcony           X
                                   Fireplace                                 Fireplace
                                   Cable TV Ready                            Cable TV Ready
  Project Amenities             X  Swimming Pool                          X  Swimming Pool
                                   Spa/Jacuzzi          Car Wash             Spa/Jacuzzi       X Car Wash
                                   Basketball Court     BBQ Equipment        Basketball Court    BBQ Equipment
                                   Volleyball Court     Theater Room         Volleyball Court    Theater Room
                                   Sand Volley Ball     Meeting Hall      X  Sand Volley Ball    Meeting Hall
                                   Tennis Court         Secured Parking   X  Tennis Court        Secured Parking
                                   Racquet Ball      X  Laundry Room      X  Racquet Ball      X Laundry Room
                                   Jogging Track        Business Office      Jogging Track       Business Office
                                X  Gym Room          X  Freshwater Lake   X  Gym Room          X Freshwater Lake
OCCUPANCY:                     100%                                      95%
LEASING DATA:
  Available Leasing Terms      6 to 12 months                            6 to 12 months
  Concessions                                                            On specified units only
  Pet Deposit                                                            Yes
  Utilities Paid by Tenant:     X  Electric         X   Natural Gas       X  Electric          X Natural Gas
                                   Water                Trash                Water               Trash
  Confirmation                 Manager                                   Leasing Agent
  Telephone Number             813-933-2449                              813-872-4463
NOTES:                                                                   Large nearby property also managed by
                                                                         Aimco. Considered slightly inferior
                                                                         in terms of overall appeal and
                                                                         condition

                                                                         Rents shown are base rate for unit
                                                                         type. Add up to $50/month to each
                                                                         unit type for premiums

  COMPARISON TO SUBJECT:                                                 Slightly Superior

                                              COMPARABLE                                COMPARABLE
         DESCRIPTION                             R - 2                                     R - 3
         -----------                             -----                                     -----
  Property Name                Park Place                                Hidden Lake
  Management Company           NPV Realty                                AIMCO
LOCATION:
  Address                      3132 W Lambright Street                   2701 West Waters Avenue
  City, State                  Tampa.FL                                  Tampa, FL
  County                       Hillsborough                              Hillsborough
  Proximity to Subject         0.2-Mile southwest of subject             0.8-mile north of subject
PHYSICAL CHARATERISTICS:
 Net Rentable Area (SF)        89,640                                    199,983
 Year Built                    1984                                      1986
 Effective Age                 19                                        16
 Building Structure Type       Wood/stucco/brick                         Wood/stucco/brick
 Parking Type (Gr., Cov.,
   etc.)                       Open                                      Open
 Number of Units               120                                       267
 Unit Mix:                            Type          Unit   Qty.     Mo.      Type               Unit   Qty.   Mo.
                               1 1 Br/1Ba            710    32     $645  1 1 Br/1Ba             650    64    $539
                               2 1Br/1Ba - Studio    570    48     $585  2 1Br/1Ba - Studio     550    64    $509
                               3 2 Br/2Ba            990    40     $755  3 2 Br/2Ba           1,000    72    $679
                                                                         3 2 Br/2Ba           1,050     3    $679
                                                                         1 1 Br/1Ba             750    64    $559
  Average Unit Size (SF)       747                                       749
  Unit Breakdown:                Efficiency           2-Bedroom           Efficiency               2-Bedroom
                                 1-Bedroom            3-Bedroom           1-Bedroom                3-Bedroom
CONDITION:                     Slightly Superior                         Slightly Superior
APPEAL:                        Good                                      Slightly Superior
AMENITIES:

  Unit Amenities                   Attach. Garage       Vaulted Ceiling      Attach. Garage       Vaulted Ceiling
                                X  Balcony           X                    X  Balcony
                                   Fireplace         X                    X  Fireplace         X
                                   Cable TV Ready      WD in all units       Cable TV Ready      Screened Patios
  Project Amenities             X  Swimming Pool                          X  Swimming Pool
                                   Spa/Jacuzzi          Car Wash             Spa/Jacuzzi          Car Wash
                                   Basketball Court     BBQ Equipment        Basketball Court     BBQ Equipment
                                   Volleyball Court     Theater Room         Volleyball Court     Theater Room
                                   Sand Volley Ball     Meeting Hall         Sand Volley Ball     Meeting Hall
                                   Tennis Court      X  Secured Parking      Tennis Court      X  Secured Parking
                                   Racquet Ball      X  Laundry Room         Racquet Ball      X  Laundry Room
                                   Jogging Track        Business Office      Jogging Track        Business Office
                                X  Gym Room          X  Freshwater Lake      Gym Room          X  Freshwater Lake
OCCUPANCY:                     95%                                       98%
LEASING DATA:
  Available Leasing Terms      6 to 13 months                            6 to 12 months
  Concessions                  1st & last mo free on 13 month lease      $99 move-in special
  Pet Deposit                  Yes                                       Yes
  Utilities Paid by Tenant:     X  Electric          X  Natural Gas       X  Electric          X  Natural Gas
                                   Water                Trash                Water                Trash
  Confirmation                 Leasing Agent                             Leasing Agent
  Telephone Number             813-935-8953                              813-932-9533
NOTES:                         Similar in terms of location. Superior    Very similar property in terms of
                               in terms of age and construction, gated   location. Located off Waters Avenue,
                               community, and washer dryers in all       between Habana and Amenia.
                               units.
                                                                         Overall average condition but superior
                                                                         to subject in terms of age and appeal

                               Rents shown are base rate for unit type.  Rents shown are base rate for unit type.
                               Add up to $50/month to each unit type     Add up to $50/month to each unit type
                               for premiums                              for premiums

  COMPARISON TO SUBJECT:       Superior                                  Superior

                                              COMPARABLE                                 COMPARABLE
         DESCRIPTION                             R - 4                                      R - 5
         -----------                             -----                                      -----
  Property Name                Courtney Cove                              Countrywood Apartments
  Management Company           GMH Associates                             JMG Realty
LOCATION:
  Address                      5510 Himes Avenue                          12101 Dale Mabry Hwy
  City, State                  Tampa, FL                                  Tampa, FL
  County                       Hillsborough                               Hillsborough
  Proximity to Subject         1.2-mile southeast of subject              3.0-mile north of subject
PHYSICAL CHARATERISTICS:
  Net Rentable Area (SF)       224,856                                    336,608
  Year Built                   1983                                       1978
  Effective Age                20                                         25
  Building Structure Type      Wood/stucco                                Wood/stucco
  Parking Type (Gr., Cov.,
   etc.)                       Open                                       Open
  Number of Units              324                                        536
  Unit Mix:                         Type             Unit    Qty.    Mo.       Type           Unit  Qty.   Mo.
                               1 1 Br/1Ba             600    107    $535  1 1 Br/1Ba           600   112   $480
                               2 1Br/1Ba - Studio     450     32    $470  2 1Br/1Ba - Studio   450   272   $530
                               3 2 Br/2Ba             810     96    $660  3 2 Br/2Ba           810   152   $680
                               1 1 Br/1Ba             615     21    $550
                               1 1 Br/1Ba             726     32    $729
                               3 2 Br/2Ba             885      4    $760
                               3 2 Br/2Ba             903     32    $700
  Average Unit Size (SF)       694                                        583
  Unit Breakdown:                Efficiency               2-Bedroom         Efficiency              2-Bedroom
                                 1-Bedroom                3-Bedroom         1-Bedroom               3-Bedroom
CONDITION:                     Average                                    Average
APPEAL:                        Average                                    Average
AMENITIES:

  Unit Amenities                   Attach. Garage       Vaulted Ceiling       Attach. Garage       Vaulted Ceiling
                                X  Balcony                                 X  Balcony
                                   Fireplace                                  Fireplace
                                   Cable TV Ready                             Cable TV Ready
  Project Amenities             X  Swimming Pool                           X  Swimming Pool
                                   Spa/Jacuzzi          Car Wash              Spa/Jacuzzi          Car Wash
                                   Basketball Court     BBQ Equipment         Basketball Court     BBQ Equipment
                                   Volleyball Court     Theater Room          Volleyball Court     Theater Room
                                   Sand Volley Ball     Meeting Hall          Sand Volley Ball     Meeting Hall
                                   Tennis Court      X  Secured Parking    X  Tennis Court         Secured Parking
                                   Racquet Ball      X  Laundry Room          Racquet Ball      X  Laundry Room
                                   Jogging Track        Business Office       Jogging Track        Business Office
                                X  Gym Room          X  Freshwater Lake    X  Gym Room             Freshwater Lake
OCCUPANCY:                     91%                                        97%
LEASING DATA:
  Available Leasing Terms      6 to 12 months                             6 to 12 months
  Concessions                  $99 move-in special plus 1st month free    $600 off on 12 month lease for 1 BR unit
  Pet Deposit                  Yes                                        Yes
  Utilities Paid by Tenant:     X  Electric          X  Natural Gas        X  Electric          X  Natural Gas
                                   Water                Trash                 Water                Trash
  Confirmation                 Leasing Agent                              Leasing Agent
  Telephone Number             813-879-1251                               813-961-7932
NOTES:                         Very similar to subject property but       Good location off Dale Mabry, near the
                               considered to be in superior condition.    subject property. Superior in terms of
                               Parking lot recently resurfaced and        location and visibility, overall curb
                               buildings are freshly painted.             appeal

                               Rents shown are base rate for unit type.   Rents shown are base rate for unit type.
                               Add up to $50/month to each unit type      Add up to $50/month to each unit type
                               for premiums                               for premiums

  COMPARISON TO SUBJECT:       Slightly Superior                          Superior

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT B
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                   PHOTOGRAPHS OF COMPARABLE RENT PROPERTIES

     COMPARABLE R-1             COMPARABLE R-2           COMPARABLE R-3
     COOPER'S POND               PARK PLACE                HIDDEN LAKE
6221 North Dale Mabry Hwy  3132 W Lambright Street  2701 West Waters Avenue
       Tampa, FL                   Tampa.FL                 Tampa, FL
       [PICTURE]                  [PICTURE]                 [PICTURE]

     COMPARABLE R-4             COMPARABLE R-5
      COURTNEY COVE         COUNTRYWOOD APARTMENTS
    5510 Himes Avenue       12101 Dale Mabry Hwy
        Tampa, FL                 Tampa, FL
        [PICTURE]                 [PICTURE]

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT C
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                    EXHIBIT C
                      ASSUMPTIONS AND LIMITING CONDITIONS

                                    (3 PAGES)

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT C
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

No responsibility is assumed for matters legal in nature. No investigation has been made of the title to or any liabilities against the property appraised. In this appraisal, it is presumed that, unless otherwise noted, the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

To the best of our knowledge, all data set forth in this report are true and accurate. Although gathered from reliable sources, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others which have been used in formulating this analysis.

Land areas and descriptions used in this appraisal were obtained from public records and have not been verified by legal counsel or a licensed surveyor.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, or other subsurface mineral and use rights or conditions investigated.

Substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials could, if present, adversely affect the value of the property. Unless otherwise stated in this report, the existence of hazardous substance, which may or may not be present on or in the property, was not considered by the appraiser in the development of the conclusion of value. The stated value estimate is predicated on the assumption that there is no material on or in the property that would cause such a loss in value. No responsibility is assumed for any such conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify the impact on values, or develop the remedial cost.

No environmental impact study has been ordered or made. Full compliance with applicable federal, state, and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licenses, consents, or other legislative or administrative authority from any local, state, or national government or private entity organization either have been or can be obtained or renewed for any use which the report covers.

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT C
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless a nonconformity has been stated, defined, and considered in the appraisal report. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property described and that no encroachment or trespass exists unless noted in the report.

The Americans with Disabilities Act ("ADA") became effective January 26, 1992. We have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect on the value of the property. Since we have no direct evidence relating to this issue, we did not consider the possible noncompliance with the requirements of ADA in estimating the value of the property.

We have made a physical inspection of the property and noted visible physical defects, if any, in our report. This inspection was made by individuals generally familiar with real estate and building construction. However, these individuals are not architectural or structural engineers who would have detailed knowledge of building design and structural integrity. Accordingly, we do not opine on, nor are we responsible for, the structural integrity of the property including its conformity to specific governmental code requirements, such as fire, building and safety, earthquake, and occupancy, or any physical defects which were not readily apparent to the appraiser during the inspection.

The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose or purposes stated.

The date of value to which the conclusions and opinions expressed apply is set forth in this report. The value opinion herein rendered is based on the status of the national business economy and the purchasing power of the U.S. dollar as of that date.

Testimony or attendance in court or at any other hearing is not required by reason of this appraisal unless arrangements are previously made within a reasonable time in advance for

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT C
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

such testimony, and then such testimony shall be at American Appraisal Associates, Inc.'s, prevailing per diem for the individuals involved.

Possession of this report or any copy thereof does not carry with it the right of publication. No portion of this report (especially any conclusion to use, the identity of the appraiser or the firm with which the appraiser is connected, or any reference to the American Society of Appraisers or the designations awarded by this organization) shall be disseminated to the public through prospectus, advertising, public relations, news, or any other means of communication without the written consent and approval of American Appraisal Associates, Inc.

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT D
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                    EXHIBIT D
                            CERTIFICATE OF APPRAISER

                                    (1 PAGE)

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT D

                            CERTIFICATE OF APPRAISER

I certify that, to the best of my knowledge and belief

         The statements of fact contained in this report are true and correct.

         The report analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represent the impartial and unbiased professional analyses, opinions, and conclusions of American Appraisal Associates, Inc.

         American Appraisal Associates, Inc., and I personally have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest or bias with respect to the parties involved.

         The engagement of American Appraisal Associates, Inc., and myself personally in this assignment and compensation for American Appraisal Associates, Inc., are not contingent on the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

         The analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

         I have made an inspection of the real property that is the subject of this report.

         No one has provided me with significant real property appraisal assistance.

                                                 -s- Alice MacQueen
                                                 ------------------
                                                 Alice MacQueen
                                        Vice President, Real Estate Group
                                 Florida Certified General Real Estate Appraiser
                                                   #RZ0002202

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT E
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                    EXHIBIT E
                          QUALIFICATIONS OF APPRAISER

                                    (2 PAGES)

AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT E
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                                           ALICE MACQUEEN
                            VICE PRESIDENT AND PRINCIPAL, REAL ESTATE GROUP

POSITION Alice MacQueen serves as a Vice President and Principal for the Dallas Real Estate Group of American Appraisal Associates, Inc. ("AAA").

EXPERIENCE

Valuation                Ms. MacQueen specializes in the appraisal of investment
                         real estate and is annually involved in the valuation of several billion dollars of real property. The purposes of these valuations include allocation of purchase price, charitable donation, financing, purchase, sale, and syndication. She has also been involved in land planning analyses for major mixed-use developments.

                         She has appraised various types of real estate including congregate care facilities, industrial properties, manufacturing facilities, office buildings, recreational subdivisions and planned unit developments, single- and multifamily residential properties, and shopping centers. Special-purpose properties she has appraised include campgrounds, churches, country clubs, golf courses, historic landmarks, proprietary cemeteries, and schools.

                         In addition to market value opinions, Ms. MacQueen has provided feasibility and highest and best use studies. She has also been involved in several research projects, providing background studies involving major property tax appeal cases. These studies included the impact of inflation, rate of return considerations, sales-assessment ratio analyses, and the applicability of income capitalization to commercial and industrial properties.

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AMERICAN APPRAISAL ASSOCIATES, INC.                                    EXHIBIT E
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                         Ms. MacQueen has appraised real estate in 46 U.S. states, Mexico, and Puerto Rico.

Business Ms. MacQueen joined AAA in 1983. She served as Regional Real Estate Director for the southeastern United States from 1987 to 1992 and as National Director of the Real Estate Valuation Group from 1992 through 1995, when she assumed her current position. Before joining the firm, she was involved in property management for five years and spent an additional five years as an appraiser, consultant, and research analyst.

EDUCATION                Realtors Institute of Virginia
                         Greenbrier College for Women - Liberal Arts

STATE CERTIFICATIONS     State of Arizona, Certified General Real Estate
                         Appraiser, #30987

                         State of Florida, Certified General Appraiser,
                         #RZ0002202

                         State of Georgia, Certified General Real
                         Property Appraiser, #239776

                         State of Minnesota, Certified General Real Property Appraiser, #AP-20144872

                         State of New Mexico, General Certified Appraiser, #001626-G

                         State of Utah, State Certified General Appraiser, #CG00057001

PROFESSIONAL             American Society of Appraisers, Candidate
AFFILIATIONS

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AMERICAN APPRAISAL ASSOCIATES, INC.
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                           GENERAL SERVICE CONDITIONS

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AMERICAN APPRAISAL ASSOCIATES, INC.
RALSTON PLACE (FORMERLY THE LANDINGS), TAMPA, FLORIDA

                           GENERAL SERVICE CONDITIONS

The services(s) provided by AAA will be performed in accordance with professional appraisal standards. Our compensation is not contingent in any way upon our conclusions of value. We assume, without independent verification, the accuracy of all data provided to us. We will act as an independent contractor and reserve the right to use subcontractors. All files, workpapers or documents developed by us during the course of the engagement will be our property. We will retain this data for at least five years.

Our report is to be used only for the specific purpose stated herein; and any other use is invalid. No reliance may be made by any third party without our prior written consent. You may show our report in its entirety to those third parties who need to review the information contained herein. No one should rely on our report as a substitute for their own due diligence. We understand that our reports will be described in public tender offer documents distributed to limited partners. We reserve the right to review the public tender offer documents prior to their issuance to confirm that disclosures of facts from the current appraisals are accurate. No reference to our name or our report, in whole or in part, in any other SEC filing or private placement memorandum you prepare and/or distribute to third parties may be made without our prior written consent.

The Tender Offer Partnerships, as that term is defined in the Settlement Agreement, agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorneys' fees, to which we may become subject in connection with this engagement except where such losses, claims, actions, damages, expenses or liabilities, including reasonable attorney's fees, arise or result from AAA's misconduct, bad faith or negligence. Co-Clients will not be liable for any of our acts or omissions.

AAA is an equal opportunity employer.